UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

Commission File Number 001-7062

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	October 31, 2004

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

InnSuites Hospitality Trust
Full Name of Registrant

Former Name if Applicable

1615 E. Northern Ave., Suite 102
Address of Principal Executive Office (Street and Number)

Phoenix, Arizona 85020
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

InnSuites Hospitality Trust (the “Trust”) respectfully represents that due to (1) the loss of its Controller, who’s assistance was integral to the preparation of its periodic reports, and (2) complex accounting issues required to be resolved in connection with the recent filing of its multi-proposal Proxy Statement and the recent Annual Meeting of the Trust’s shareholders, the Trust is unable to timely file its Quarterly Report on Form 10-Q for the fiscal quarter ending October 31, 2004 without unreasonable effort or expense prior to the December 15, 2004 due date.  The Trust has recently hired someone to fill the vacant Controller position.

The Trust represents that its Quarterly Report on Form 10-Q will be filed no later than the fifth calendar day following the prescribed due date of December 15, 2004.

(Attach extra Sheets if Needed)

SEC 1344 (07-03)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Daniel T. Young	(216)	566-5500
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes			☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes			☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Trust expects to report that its financial results for the nine months ended October 31, 2004 have improved as compared to its financial results for the nine months ended October 31, 2003.  The Trust currently estimates that Net Income (Loss) Attributable to Shares of Beneficial Interest will improve from $(1,618,723) to $698,613 for the nine months ended October 31, 2003 and 2004, respectively, and that Net Income (Loss) Per Share - Basic and Diluted will improve from $(0.80) per Share to $0.30 per Share for the same respective periods.  The expected improvement in the financial performance of the Trust is primarily due to the disposal of under-performing hotels and improvements in the business and leisure travel industries.

InnSuites Hospitality Trust
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	December 15, 2004	By	/s/ Anthony B. Waters
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).